Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF NOVEMBER 29, 2018

DATE, TIME AND PLACE: On November 29, 2018, at 1:00 p.m., at Av. Brigadeiro Faria Lima, 3500, 4º andar, in São Paulo (SP).

CHAIRMEN: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: Totality of members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

1.     Record the election of Executive Vice President MILTON MALUHY FILHO, Brazilian, married, administrator, holder of ID card RG-SSP/SP 27.462.284-1 and CPF 252.026.488-80, temporarily domiciled at Avenida Presidente Riesco, 5733, piso 20, Las Condes, Santiago, Chile during the annual term of office in progress, which will be in effect up to the investiture of the members elected at the Board of Directors’ Meeting following the 2019 Annual General Stockholders’ Meeting.

1.1.     Record that the elected Officer: (i) has submitted documents that support the meeting of prior eligibility conditions provided for in Article 147 of Law No. 6,404/76 (“Brazilian Corporate Law”) and regulation in force, particularly Resolution No. 4,122/12 of the National Monetary Council (“CMN”) and Instruction No. 367/02 of the Brazilian Securities and Exchange Commission (“CVM”), including the clearance certificates, being all documents filed at the Company’s head office, and (ii) will be vested in his position following ratification of his election by the Central Bank of Brazil (“BACEN”), and such effective investiture is conditioned on the transfer of his residence to Brazil in January 2019, in compliance with Article 146 of the Brazilian Corporate Law.

1.2.     In compliance with CMN rules, the responsibility for risk management (“CRO”), as set forth by CMN Resolution No. 4,557/16, will be assigned to elected Executive Vice President Milton Maluhy Filho, and such responsibility will temporarily remain with Executive Vice President Caio Ibrahim David until Mr. Maluhy Filho takes office.

1.3.     Record that the other positions in the Board of Officers and assignment of responsibilities were not changed.

2.     Record that Executive Vice President Caio Ibrahim David will take over the position of Director-General as from January 2019, and will be responsible for structuring services and setting up internal and operational rules related to the wholesale and to the relationship with middle-market and large companies, including banking services, investment banking and asset management, and institutional treasury.

2.1. Director-General Eduardo de Mazzilli Vassimon will remain in his position until the restructuring mentioned in item 2 above is formalized.

3.     Resolved for approval of the General Stockholders’ Meeting and on the grounds of sub items 6.8, X, and 14.2 of the Company’s Bylaws:

3.1.     to declare interest on capital, in the amount of R$0.0106 per share, to be paid to Stockholders up to April 30, 2019, with a 15% withholding income tax, which will result in net interest of R$0.00901 per share, with the exception of any corporate stockholders proven not subject to or exempt from such withholding; and

3.2.     that the credit corresponding to such interest will be recorded in the Company’s books on December 27, 2018, individually for each stockholder, based on the stockholding position of December 17, 2018.

4.     The amendment to the Company’s Policy Related to the Disclosure of Material Information was approved.

CONCLUSION: With the work of the meeting concluded, Ms. Claudia Politanski, secretary to the Board, drafted these minutes, which were read, approved and signed by all. São Paulo (SP), November 29, 2018. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Alfredo Egydio Setubal, Amos Genish, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, and Ricardo Villela Marino – Members.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations